Goldman Sachs & Co. LLC

200 West Street, New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue, New York, New York 10179

June 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Esq.
Edwin Kim, Esq.

Re:	TaskUs, Inc.
Registration Statement on Form S-1 (File No. 333-255190)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of TaskUs, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on June 10, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, may request by telephone that such Registration Statement be declared effective.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: June 2, 2021 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 7,100 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC

As Representatives of the Underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
	Name:	Rebecca Steinthal
	Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
	Name:	Ilana Foni
	Title:	Vice President

[Signature Page to Acceleration Request Letter]